UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                             SCHEDULE 13D

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    JACK HENRY & ASSOCIATES, INC.
                           (Name of Issuer)

                     Common Stock, $.01 Par Value
                    (Title of Class of Securities)

                             426281-10-1

                            (CUSIP Number)

          Michael E. Henry, 663 Highway 60, Monett, Missouri  65708
                       (417)235-6652
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            August 16, 2000

       (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [
 ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 426281-10-1

(1) Names of Reporting            JKHY Partners
Persons
S.S. or I.R.S. Identification
Nos. of above persons

(2) Check the appropriate box   (a)
if a member of a group          (b)
(see instructions)

(3) SEC use only

(4) Source of funds (see          N/A
instructions)

(5) Check if disclosure of
legal proceedings is required
pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of       Missouri
organization

Number of shares beneficially
owned by each reporting person
with:                              2,845,000
   (7) Sole voting
power

   (8) Shared voting                -0-
power

   (9) Sole dispositive            2,845,000
power

   (10) Shared dispositive          -0-
power

(11) Aggregate amount              2,845,000
beneficially owned by each
reporting person.

(12) Check if the aggregate
amount in Row (11) excludes
certain shares (see
instructions).

(13) Percent of class              6.6%
represented by amount in Row
(11)

(14) Type of reporting person
(see instructions).               PN






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CUSIP NO. 426281-10-1

(1) Names of Reporting            Michael E. Henry
Persons
S.S. or I.R.S. Identification     ###-##-####
Nos. of above persons

(2) Check the appropriate box   (a)
if a member of a group          (b)
(see instructions)

(3) SEC use only

(4) Source of funds (see          N/A
instructions)

(5) Check if disclosure of
legal proceedings is required
pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of       United States
organization

Number of shares beneficially
owned by each reporting person
with:                             5,578,824 which includes
   (7) Sole voting              74,418 owned individually,
power                           2,845,000 held by JKHY
                                Partners, 1,647,050 held in
                                trust by Eddina F. Mackey,
                                32,356  allocated to his
                                account under the Company's
                                ESOP, 300,000 shares held by
                                the Henry Family Limited
                                Partnership, and 680,000
                                acquirable upon exercise of
                                outstanding stock options

   (8) Shared voting                -0-
power

   (9) Sole dispositive           4,031,774 which includes
power                           74,418 owned individually,
                                2,845,000 held by JKHY
                                Partners, 32,356 allocated to
                                his account under the Company's
                                ESOP and 680,000 acquirable
                                upon exercise of an outstanding
                                stock options

   (10) Shared dispositive          -0-
power

(11) Aggregate amount
beneficially owned by each      5,578,824
reporting person.

(12) Check if the aggregate
amount in Row (11) excludes
certain shares (see
instructions).

(13) Percent of class            12.8%
represented by amount in Row
(11)

(14) Type of reporting person
(see instructions).               IN



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CUSIP NO. 426281-10-1

(1) Names of Reporting            Vicki Jo Henry
Persons
S.S. or I.R.S. Identification     ###-##-####
Nos. of above persons

(2) Check the appropriate box   (a)
if a member of a group          (b)
(see instructions)

(3) SEC use only

(4) Source of funds (see          N/A
instructions)

(5) Check if disclosure of
legal proceedings is required
pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of       United States
organization

Number of shares beneficially
owned by each reporting person
with:                                -0-
   (7) Sole voting
power

   (8) Shared voting                 -0-
power

   (9) Sole dispositive              -0-
power

   (10) Shared dispositive           -0-
power

(11) Aggregate amount                -0-
beneficially owned by each
reporting person.

(12) Check if the aggregate
amount in Row (11) excludes
certain shares (see
instructions).

(13) Percent of class
represented by amount in Row         0%
(11)

(14) Type of reporting person
(see instructions).               IN
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     This statement constitutes the initial group filing of
Schedule 13D for JKHY Partners, Michael E. Henry and Vicki Jo Henry with respect to the common stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the "Company") which maintains its principal executive offices at 663 Highway 60, P.O. Box 807, Monett, Missouri 65708. JKHY Partnership, Michael E. Henry and Vicki Jo Henry have previously filed their Schedule 13D jointly with John W. Henry. However, John W. Henry has transferred his entire partnership interest in JHKY Partners to Michael E. Henry and Vicki Jo Henry in equal amounts. As a result, John W. Henry has not retained any voting or beneficial interest in JKHY Partners and will no longer be filing a joint Schedule 13D with JKHY Partnership, Michael E. Henry and Vicki Jo Henry.

     ITEM 1.  SECURITY AND ISSUER.

     This Statement pertains to the Common Stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the
"Company") which maintains its principal executive offices at 663
Highway 60, P.O. Box 807, Monett, Missouri 65708.

     ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed jointly by the following:

     (A)  JKHY Partnership
     (B)  Michael E. Henry
     (C)  Vicki Jo Henry

     (A)  JKHY Partnership

     The Partnership was organized by the Henry family members pursuant to the terms of the JKHY Partnership Agreement, effective as of June 12, 1991, principally for estate, tax and other financial planning. The Partnership's address is the same as the Company's. Michael E. Henry and Vicki Jo Henry are the general partners of the Partnership, with Michael E. Henry acting as managing partner.

     (B)  Michael E. Henry

     Michael E. Henry serves as the Company's Chief Executive
Officer and Chairman of the Board. His business address is the same as the Company's business address set forth above.

     (C)  Vicki Jo Henry

     Vicki Jo Henry is the owner and operator of Creative Marketing which is engaged in the advertising and marketing consulting business. The Company's and her business address is 1900 Wazee, Suite 210, Denver, Colorado, 80202.

     Michael E. Henry and Vicki Jo Henry are United States citizens. During the last five years, neither the Partnership nor any of the individuals have been convicted in any criminal proceeding, nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable

     ITEM 4.  PURPOSE OF TRANSACTION.

     On August 16, 2000, 3,300,000 shares of the common stock of Jack Henry & Associates, Inc. was sold in a registered public offering at $43.00 per share. In the offering 1,500,000 shares were sold by Jack Henry & Associates, Inc. and 1,800,000 were sold by selling stockholders. JKHY partners sold 400,000 shares and received $16,340,000.00 (after the underwriter's discount).

     Michael E. Henry, Vicki Jo Henry and JKHY Partners may acquire or sell additional shares of Common Stock from time to time as circumstances dictate. Michael E. Henry currently serves as an officer and director of the Company and, in such positions has the power to influence the policies of the Company. Michael E. Henry intends to vote his Company stock, and the shares held by JKHY Partners and other shares over which he has voting power, in favor of the plans, transactions and matters which he supports. In addition, Mr. Henry, through his position and Company stockholdings, may be deemed to exert a controlling influence over the Company. However, other than as described herein, at the present time he has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     On August 16, 2000, 3,300,000 shares of the common stock of Jack Henry & Associates, Inc. was sold in a registered public offering at $43.00 per share. In the offering 1,500,000 shares were sold by Jack Henry & Associates, Inc. and 1,800,000 were sold by selling stockholders. JKHY partners sold 400,000 shares and received $16,340,000.00 (after the underwriter's discount). JKHY Partners may be obligated to sell an additional 60,000 shares of common stock pursuant to an option granted to the underwriters to cover over-allotments in the public offering, if any. The option to purchase over-allotments expires on September 10, 2000.

     As a result of the sale of 400,000 shares in the aforementioned
public offering,    JKHY Partnership now holds 2,845,000 shares of
Common Stock, representing 6.6% of the outstanding Company Common Stock. However, after giving effect to the shares of Common Stock beneficially owned by its partners, the partnership may be deemed to beneficially own a total of 5,578,824 shares, representing 12.8% of the outstanding Company Common Stock.

     Michael E. Henry now beneficially owns a total of 5,578,824 shares of Common Stock, representing 12.8% of the outstanding Common Stock, over which he has sole voting power. Included in this amount are 74,418 shares (less than 1%) owned individually, 32,356 shares (less than 1%) allocated to Michael E. Henry's account under the Company's ESOP, and 680,000 shares (1.6%) acquirable upon the exercise of outstanding stock options. He has the power to direct the manner in which the trustee of the ESOP is to vote such shares of Common Stock and, under certain circumstances, to direct the trustee of the ESOP as to the disposition of such shares of Common Stock. Also included in the amount are 2,845,000 shares (6.6%) held by the Partnership, 1,647,050 shares (3.8%) held in trust by Mr. Henry's mother, Eddina F.Mackey and 300,000 shares (less than 1%) held by the Henry Family Limited Partnership. Under the terms of the Partnership Agreement, Mr. Henry as successor Managing Partner has sole voting and dispositive power over the shares of Company stock held by the Partnership. With respect to the shares held by the Trust, although he has been granted a proxy to vote such shares, beneficial ownership of such shares is shared with Eddina F. Henry since the Trust has retained dispositive power over the shares.
With respect to the shares held by the Henry Family Limited Partnership, Michael E. Henry may be deemed to beneficially own such shares because he has been granted a proxy to vote such shares.

     Vicki Jo Henry does not beneficially own any Common Stock in her individual capacity.

     ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO  SECURITIES OF THE ISSUER.

     As previously stated, JKHY Partners may be obligated to sell an additional 75,000 shares of common stock pursuant to an option granted to the underwriters to cover over-allotments in the public offering, if any. The option to purchase over-allotments expires on September 10, 2000.


     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

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               Document
Exhibit

               Joint Filing Agreement, dated the 31st day of
 A          August, 2000
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                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 31, 2000           /s/ Michael E. Henry

                                Michael E. Henry



Date: August 31, 2000           /s/ Vicki Jo Henry

                                Vicki Jo Henry


Date: August 31, 2000          JKHY PARTNERSHIP


                               By:   /s/ Michael E. Henry
                               Michael E. Henry, General Partner






























                                                             Exhibit
                                                                   A

                        Joint Filing Agreement

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Jack Henry & Associates, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. Each of us hereby constitutes and appoints Michael E. Henry as our true and lawful agent and attorney-in-fact, with full power of substitution, to prepare, execute and file on our behalf any such statement and amendments thereto which he may consider advisable. In evidence thereof the undersigned hereby execute this Agreement this 31st day of August, 2000




                            /s/ Michael E. Henry

                            Michael E. Henry



                            /s/ Vicki Jo Henry

                            Vicki Jo Henry



                            JKHY PARTNERSHIP


                            By:  /s/ Michael E. Henry

                            Michael E. Henry